August 20, 2020

Via Edgar

Securities and Exchange Commission,

Division of Corporation Finance,

100 F Street, N.E.,

Washington, D.C. 20549,

United States of America.

Attn: Sergio Chinos

Re:	Diageo plc Registration Statement on Form F-3, filed on August 7, 2020 (File No. 333-242234)

Dear Mr. Chinos:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Diageo plc hereby respectfully requests that the effectiveness of the above-referenced Registration Statement on Form F-3 be accelerated so that it will be declared effective at 10:00 a.m. Eastern Standard Time, on August 25, 2020, or as soon thereafter as practicable.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Evan S. Simpson at Sullivan & Cromwell LLP at +44-20-7959-8426.

Securities and Exchange Commission	- 2 -

Sincerely,

Diageo plc

By:	/s/ James Edmunds

Name:	James Edmunds
Title:	General Counsel Corporate & Deputy Company Secretary

cc:	Evan S. Simpson

(Sullivan & Cromwell LLP)